UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

China Customer Relations Centers, Inc.

(Name of Issuer)

Common Shares, par value US$0.001 per share

(Title of Class of Securities)

G2118P102

(CUSIP Number)

Zhili Wang 1366 Zhongtianmen Dajie Xinghuo Science and Technology Park Taian 271000 People’s Republic of China	Qingmao Zhang No. 502 Unit 2 Building 3 Zhonglian Section 2 East Area of Huanshan Community Jinan 250000 People’s Republic of China	Debao Wang 1366 Zhongtianmen Dajie Xinghuo Science and Technology Park Taian 271000 People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 27, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to the Issuer’s Common Shares, par value US$0.001 per share, of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2118P102

1	NAME OF REPORTING PERSONS Zhili Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 3,958,763
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,958,763
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,958,763
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.598% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This percentage is calculated based on 18,329,600 Common Shares outstanding as of May 28, 2020 as set forth in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2019, which was filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2020 (the “Annual Report”).

CUSIP No. G2118P102

1	NAME OF REPORTING PERSONS Qingmao Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 1,174,000
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,174,000
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,174,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.405% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This percentage is calculated based on 18,329,600 Common Shares outstanding as of May 28, 2020 as set forth in the Annual Report.

CUSIP No. G2118P102

1	NAME OF REPORTING PERSONS Debao Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 1,069,936
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,069,936
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,069,936
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.837% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This percentage is calculated based on 18,329,600 Common Shares outstanding as of May 28, 2020 as set forth in the Annual Report.

CUSIP No. G2118P102

This statement on Schedule 13D (this “Statement”) constitutes an initial Schedule 13D filing on behalf of each of Zhili Wang, Qingmao Zhang and Debao Wang (collectively, the “Reporting Persons”, and each, a “Reporting Person”), with respect to the common shares, par value US$0.001 per share (“Common Shares”), of China Customer Relations Centers, Inc., a company organized under the laws of the British Virgin Islands (the “Issuer”).

The Common Shares beneficially owned by each of the Reporting Persons were previously reported on (i) a Schedule 13G jointly filed by Zhili Wang, Qingmao Zhang, Qiaolin Wang, Jishan Sun and Debao Wang on February 14, 2017, as amended by (ii) Amendment No. 1 to Schedule 13G jointly filed by Zhili Wang, Qingmao Zhang, Qiaolin Wang Jishan Sun, and Debao Wang on June 6, 2017, and further amended by (iii) Amendment No. 2 to Schedule 13G jointly filed by Zhili Wang, Qingmao Zhang, Qiaolin Wang and Debao Wang on July 18, 2017. This Schedule 13D is being filed as a result of the events described in Item 4 below.

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Shares of the Issuer, a company organized under the laws of the British Virgin Islands. The principal executive offices of the Issuer are located at 1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone, Taian City 27100, Shandong Province, People’s Republic of China.

Item 2. Identify and Background.

(a) This Schedule 13D is being jointly filed by the Reporting Persons. The agreement by and among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 99.1.

Based on the transactions described in Item 4 below, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act with the other members of the Consortium (as defined in Item 4). See Item 4 below.

(b) The principal business address of Zhili Wang and Debao Wang is at 1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone, Taian City 27100, Shandong Province, People’s Republic of China. The principal business address of Qingmao Zhang is at No. 502, Unit 2, Building 3, Zhonglian, Section 2, East Area of Huanshan Community, Lixia District, Jinan City, Shandong Province, People’s Republic of China.

(c) The principal occupation or employment of Zhili Wang is to serve as the Chairman of the Board of Directors and Chief Executive Officer of the Issuer. The principal occupation or employment of Debao Wang is to serve as a Director and Chief Financial Officer of the Issuer. The principal employment of Qingmao Zhang is to serve as the Chairman of Shandong Yuanlian Information Technology Co., Ltd., which is at Building 3, Science and Technology Industrial Park, Shandong University, 2600 Yingxiu Rd, Lixia District, Jinan City, Shandong Province, People’s Republic of China.

(d)  During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Zhili Wang, Qingmao Zhang and Debao Wang is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

This Statement is being filed because, under the facts and circumstances described in Items 2, 4 and 5, the Reporting Persons and members of the Consortium (as defined in Item 4) that are not Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act.

It is anticipated that funding for the Proposed Transaction (as defined in Item 4) will be provided by a combination of debt and equity capital. Equity financing will be provided by the Consortium (as defined in Item 4), and any additional members accepted into the Consortium, in the form of cash and rollover equity in the Issuer. Debt financing is expected to be provided by loans from third party financial institutions.

The descriptions of the principal terms of the Proposal (as defined in Item 4) under Item 4 are incorporated herein by reference in its entirety.

CUSIP No. G2118P102

Item 4. Purpose of Transaction.

On November 27, 2020, Zhili Wang, Debao Wang, Guoan Xu, Qingmao Zhang, Long Lin, Jishan Sun and their respective affiliated entities (collectively, the “Consortium”) jointly submitted a preliminary, non-binding letter (the “Proposal”, incorporated herewith as Exhibit 99.2) to the Board of Directors of the Issuer (the “Board”) related to the proposed acquisition of all of the Common Shares not beneficially owned by the Consortium for US$5.37 in cash per Common Share (the “Proposed Transaction”).

The Proposal is subject to a number of conditions, including, among other things, the negotiation and execution of definitive agreements and other related agreements mutually acceptable in form and substance to the Issuer and the Consortium. Neither the Issuer nor any member of the Consortium is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

On November 27, 2020, the Consortium entered into a consortium agreement (the “Consortium Agreement”, incorporated herewith as Exhibit 99.3). Pursuant to the Consortium Agreement, each member of the Consortium will cooperate and participate in (a) the evaluation of the Issuer, including conducting due diligence of the Issuer and its business, (b) discussions regarding the Proposal with the Issuer, and (c) the negotiation of the terms of definitive documentation in connection with the Proposed Transaction. The Consortium Agreement also requires that, for a period beginning on the signing date of the Consortium Agreement and ending on the earlier of (i) the 9-month anniversary of such date, and (ii) the termination of the Consortium Agreement pursuant to the terms thereof, members of the Consortium work exclusively with each other with respect to the Proposed Transaction.

References to each of the Consortium Agreement and the Proposal in this Statement are qualified in their entirety by reference to the Consortium Agreement or the Proposal, which are attached hereto as exhibits and incorporated herein by reference as if set forth in their entirety herein.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The responses of each Reporting Person set forth in Rows 11 through 13 of the cover pages hereto are hereby incorporated by reference in this Item 5. The percentage of Common Shares pursuant to Item 1 beneficially owned by each Reporting Person is based on 18,329,600 Common Shares outstanding as of May 28, 2020 as set forth in the Annual Report.

The Reporting Persons and members of the Consortium that are not Reporting Persons may be deemed to constitute a “group” for purposes of Section 13d-5(b) of the Act by virtue of their actions in respect of the Proposed Transaction described herein. As a member of a “group”, each Reporting Person may be deemed to beneficially own the Common Shares beneficially owned by the members of the “group” as a whole. Therefore, each Reporting Person may be deemed to beneficially own an aggregate of 7,969,496 outstanding Common Shares, which represent approximately 43.48% of the total outstanding Common Shares.

Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Common Shares held by each other Reporting Person or by any member of the Consortium that is not a Reporting Person.

(b) The number of Common Shares as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in Rows 7 through 10 of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c) Except as set forth in this Statement and to the best knowledge of each of the Reporting Persons, no Reporting Person has effected any transaction in the Common Shares in the 60 days preceding the date hereof.

(d) To the best knowledge of each of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by any of the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The descriptions of the principal terms of the Consortium Agreement and the Proposal under Item 4 are incorporated herein by reference in their entirety.

CUSIP No. G2118P102

To the best knowledge of the Reporting Persons, except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits.

EXHIBIT 99.1 – Joint Filing Agreement, dated December 4, 2020, by and among Reporting Persons (filed herewith).

EXHIBIT 99.2 – Proposal to the Board of the Issuer from the Consortium Members (as defined therein) dated November 27, 2020.

EXHIBIT 99.3 – Consortium Agreement dated November 27, 2020 by and among the Management Parties (as defined therein) and the Sponsors (as defined therein).

CUSIP No. G2118P102

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: December 4, 2020

Zhili Wang

/s/ Zhili Wang

Qingmao Zhang

/s/ Qingmao Zhang

Debao Wang

/s/ Debao Wang